September 9, 2025

Nick Pointon
Chief Financial Officer
Arqit Quantum Inc.
1st Floor, 3 Orchard Place
London SW1H 0BF
United Kingdom

        Re: Arqit Quantum Inc.
            Registration Statement on Form F-3
            Filed August 29, 2025
            File No. 333-289939
Dear Nick Pointon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology